Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Raytech Holding’s unaudited interim condensed consolidated financial statements and related notes included elsewhere in this filing. This discussion and analysis and other parts of this filing contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Raytech Holding’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in the annual report on Form 20-F filed by the Company with the SEC on July 25, 2025 (the “2025 20-F”). You should carefully read the “Risk Factors” section of the 2025 20-F to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Leveraging our expertise in the personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 10 years of experience in the industry.

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) eyelash curler; (iv) nail care series; and (v) other personal care appliances, including reset brushes, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Our customers are brand owners of personal care electrical appliances including, Koizumi Corporation Inc, one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in December 2023. We maintain long term business relationship with our customers.  Leveraging our substantial experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and we have engaged with new customer to expand our market share in the U.S., UK, Europe, Australia and other Asian markets in the near future.

Our business has continued to generate revenues and positive profits. Our revenue decreased from HKD43,248,906 for the six months ended September 30, 2024 to HKD37,578,932 (US$4,829,638) for the six months ended September 30, 2025, representing a decrease of 13.1%, mainly attributed to the imposition of tariffs in early 2025 which created instability with the global trading environment. Our net income slightly increased from HKD4,652,035 for the six months ended September 30, 2024 to HKD4,749,875 (US$610,454) for the six months ended September 30, 2025, representing an increase of 2.1%, mainly due to an increase in margin.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The personal care electric appliances sourcing market is relatively fragmented and competitive. We primarily compete with other sourcing offices in the industry and indirectly compete with manufacturers based in South Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customers needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to Japan consumer market, with future expansion strategies into the U.S., Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as personal care electric appliances. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow down our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s ordinary shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Results of Operations

For the Six Months ended September 30, 2025, compared to Six Months Ended September 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	(Unaudited) For the six months ended September 30,
	2024		2025
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	42,101,829	97.3%	37,578,932	4,829,638	100.0%
Sales of tooling	1,147,077	2.7%	–	–	0.0%
	43,248,906	100.0%	37,578,932	4,829,638	100.0%

Operating Expenses
Merchandise costs	(34,100,724)	(78.8)%	(27,708,506)	(3,561,093)	(73.7)%
Selling, general and administrative expenses	(5,229,459)	(12.1)%	(5,177,047)	(665,353)	(13.8)%
Total operating expenses	(39,330,183)	(90.9)%	(32,885,553)	(4,226,446)	(87.5)%

Income from operations	3,918,723	9.1%	4,693,379	603,192	12.5%

Other income (expenses)
Interest income	1,431,474	3.3%	1,362,022	175,048	3.6%
Other income, net	–	*	116,195	14,933	0.3%
Loss from foreign currency exchange	(407,242)	(0.9)%	(307,518)	(39,522)	(0.8)%
Total other income, net	1,024,232	2.4%	1,170,699	150,459	3.1%

Income before income tax provision	4,942,955	11.4%	5,864,078	753,651	15.6%
Provision for income taxes	(290,920)	(0.7)%	(1,114,203)	(143,197)	(3.0)%
Net income	4,652,035	10.8%	4,749,875	610,454	12.6%

*	Less than 0.1%

Revenue

	(Unaudited) For the Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
Sales of products
Hair styling series	19,096,339	25,957,293	3,336,027
Trimmer series	20,856,897	9,133,069	1,173,781
Eyelash curler	210,330	250,838	32,238
Nail care series	898,966	909,872	116,936
Other personal care appliances	1,039,297	1,327,860	170,656
	42,101,829	37,578,932	4,829,638

Sales of tooling	1,147,077	–	–

Total	43,248,906	37,578,932	4,829,638

For the six months ended September 30, 2024, and 2025, we generated our revenue primarily through sales of personal care products.

Our revenue decreased by 13.1% to HKD37,578,932 (US$4,829,638) for the six months ended September 30, 2025 from HKD43,248,906 for the six months ended September 30, 2024. The decrease mainly attributed to the impact on imposition of tariffs in early 2025, which less sales orders were placed.

For the six months ended September 30, 2024, and 2025, we generated significant sales to our two key customers. These customers are a Japanese corporation and a multi-national corporation, respectively, both with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows segregated merchandise costs by major cost items for the six months ended September 30, 2024 and 2025, respectively:

	(Unaudited) For the six months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
Purchases	32,178,642	26,475,829	3,402,670
Tooling costs	705,890	–	–
Commissions	1,149,916	1,142,431	146,825
Freight, transport, and testing and inspection	66,276	90,246	11,598
Total	34,100,724	27,708,506	3,561,093

Our merchandise costs decreased by 18.7% to HKD27,708,506 (US$3,561,093) for the six months ended September 30, 2025 from HKD34,100,724 for the six months ended September 30, 2024. The decrease was in line with our decrease in sales of products.

Selling, general and administrative expenses

For the six months ended September 30, 2024 and 2025, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, legal and professional fees and auditor’s remuneration. The following table sets forth a breakdown of our selling, general and administrative expenses for the six months ended September 30, 2024 and 2025:

	(Unaudited) For the six months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
Staff costs	1,659,978	1,459,178	187,533
Rental expenses	150,000	150,000	19,278
Transport and travelling	421,656	68,648	8,823
Selling and marketing	12,206	10,613	1,364
Depreciation	–	–	–
Legal and professional fees	1,187,649	2,820,868	362,537
Auditor’s remuneration	1,724,497	586,587	75,388
Others	73,473	81,153	10,430
Total	5,229,459	5,177,047	665,353

Staff costs

Our staff costs decreased by 12.1% to HKD1,459,178 (US$187,533) for the six months ended September 30, 2025 from HKD1,659,978 for the six months ended September 30, 2024 mainly due to a decrease in salaries.

Rental expenses

Our rental expenses mainly represented short-term rental expenses for Hong Kong office. Our short-term rental and office expenses were HKD150,000 and HKD150,000 (US$19,278) for the six months ended September 30, 2024 and 2025, respectively.

Transport and travelling

For the six months ended September 30, 2024, and 2025, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses decreased by 83.7%, primarily due to less business travels during the period.

Selling and marketing

For the six months ended September 30, 2024 and 2025, our selling and marketing expenses decreased by 13.1% from HKD12,206 for the six months ended September 30, 2024 to HKD10,613 (US$1,364) for the six months ended September 30, 2025. The decrease was principally driven by lower marketing expenses.

Depreciation

Our depreciation mainly represented depreciation of our property and equipment. There is no depreciation in both the six months ended September 30, 2024 and 2025, due to our property and equipment has fully depreciated.

Legal and professional fees

Our legal and professional fee increased by 137.5% to HKD2,820,868 (US$362,537) for the six months ended September 30, 2025 from HKD1,187,649 for the six months ended September 30, 2024, due to newly engaged professional services. They are mainly, business consultancy fees, marketing consultancy fees, retainer fees for legal counsel and investor relations service providers.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery, and other miscellaneous expenses. Our other general and administrative expenses increased to HKD81,153 (US$10,430) for the six months ended September 30, 2025 from HKD73,473 for the six months ended September 30, 2024 due primarily to an increase in bank charges.

Income from operations and margin

Our overall income from operations increased by 19.8% to HKD4,693,379 (US$603,192) for the six months ended September 30, 2025 from HKD3,918,723 for the six months ended September 30, 2024, primarily due to the increase in sales in high margin products. Our overall gross profit margin increased by 5.1% to 26.3% for the six months ended September 30, 2025 from 21.2% for the six months ended September 30, 2024, primarily due to the increase in sales of high margin hair styling series products.

Provision for income tax expense

Our income tax expenses amounted to HKD1,114,203 (US$143,197) for the six months ended September 30, 2025 and amounted to HKD290,920 for the six months ended September 30, 2024. We are subject only to the Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime in Hong Kong took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 profit generated by the Company in a financial year and 16.5% for any assessable portion of our profits exceeding HKD2,000,000 in a financial year.

Net income

Our net income slightly increased by 2.1% to HKD4,749,875 (US$610,454) for the six months ended September 30, 2025 as compared to HKD4,652,035 for the six months ended September 30, 2024. The increase in net income was predominantly due to an increase in margin.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,	(Unaudited) As of September 30,
	2025	2025	2025
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	84,850,995	121,544,270	15,620,850
Accounts receivable, net	8,144,307	3,166,952	407,016
Merchandise inventories, net	1,879,435	5,799,922	745,405
Prepayments	–	15,194,115	1,952,745
TOTAL CURRENT ASSETS	94,874,737	145,705,259	18,726,016

CURRENT LIABILITIES
Accounts payable	466,327	1,072,335	137,817
Accounts payable - related parties	14,984,393	22,266,672	2,861,709
Accruals	1,786,314	1,351,230	173,660
Contract liabilities	501,804	2,773,891	356,500
Tax payables	190,082	1,304,285	167,626
TOTAL CURRENT LIABILITIES	17,928,920	28,768,413	3,697,312

NET CURRENT ASSETS	76,945,817	116,936,846	15,028,704

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 61.1% to HKD3,166,952 (US$407,016) as of September 30, 2025 from HKD8,144,307 as of March 31, 2025, which was primarily driven by fewer orders near September.

During the period from April 1, 2025 to September 30, 2025, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Merchandise inventories, net

Our inventories represented products that we sourced and sell to our customers. Since there are sales near the end September 2025 which have been on board, our inventories increased to HKD5,799,922 (US$745,405) as of September 30, 2025 from HKD1,879,435 as of March 31, 2025.

Taxes payables

Our taxes payables were HKD1,304,285 (US$167,626) as of September 30, 2025, compared to our taxes payables of HKD190,082 as of March 31, 2025.

Prepayments

Our prepayments increased significantly to HKD15,194,115 as of September 30, 2025 from nil as of March 31, 2025, due to the Company have engaged and prepaid marketing as well as business consultancy services during the period.

Accounts payable and account payable – related parties

Our total accounts payable are mainly related to the purchase of products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable increased by 51.1% to HKD23,339,007 (US$2,999,526) as of September 30, 2025 from HKD15,450,720 as of March 31, 2025 mainly due to defer payment to related parties during the six months ended September 30, 2025.

Accruals

Our accruals decreased to HKD1,351,230 (US$173,660) as of September 30, 2025 from HKD1,786,314 as of March 31, 2025, principally due to a decrease in provision for commissions.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. The contract liabilities of the Company increased from HKD501,804 as of March 31, 2025 to HKD2,773,891 (US$356,500) as of September 30, 2025, due to consideration received in advance as there are more new products launched in later 2025.

Cash Flows

Our use of cash is primarily related to operating activities and financing activities We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	(Unaudited) Six months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
Cash at the beginning of the period	35,885,666	84,850,995	10,906,438
Net cash generated from operating activities	2,621,059	1,547,328	198,863
Net cash generated from investing activity	145,166	–	–
Net cash generated from financing activities	42,772,241	35,241,153	4,529,187
Effect of foreign exchange on cash	(377,030)	(95,206)	(13,638)
Cash at the end of the period	81,047,102	121,544,270	15,620,850

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the six months ended September 30, 2024, net cash generated from operating activities of HKD2,621,059 was primarily resulted from our net income of HKD4,652,035, as adjusted for non-cash items and change in operating activities. Adjustments for loss from unrealized foreign currency translation accounted for HKD406,530. Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HKD978,597; (ii) a decrease in merchandise inventories of HKD720,618; (iii) an increase in accounts payable of HKD372,876 and (iv) an increase in taxes payables of HKD290,920; and partially offset by (i) a decrease in accounts payable to a related party of HKD3,694,385, (ii) a decrease in contract liabilities of HKD1,008,415 and (iii) decrease in accruals of HKD97,717.

For the six months ended September 30, 2025, net cash generated from operating activities of HKD1,547,328 (US$198,863) was primarily resulted from our net income of HKD4,749,875 (US$610,454), as adjusted for non-cash items and change in operating activities. Adjustments for loss from unrealized foreign currency translation accounted for HKD100,934 (US$12,972). Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HKD4,984,224 (US$640,572); (ii) an increase accounts payable of HKD606,657 (US$77,967); (iii) increase in accounts payable to related parties of HKD7,288,868 (US$936,764); (iv) an increase in contract liabilities of HKD2,274,680 (US$292,342) and (v) an increase in taxes payables of HKD1,114,203 (US$143,197); and partially offset by (i) an increase in merchandise inventories of HKD3,924,830 (US$504,419); (ii) an increase in prepayments of HKD15,211,885 (US$1,955,029) and (iii) decrease in accruals of HKD435,399 (US$55,957).

Cash generated from investing activity

For the six months ended September 30, 2024, net cash generated from investing activities was HKD145,166, which is driven by a repayment of director.

For the six months ended September 30, 2025, no cash is generated from investing activity.

Net cash generated from financing activities

For the six months ended September 30, 2024, net cash generated from financing activities was HKD42,772,241, which was primarily related to the proceed from Initial Public Offering of shares.

For the six months ended September 30, 2025, net cash generated from financing activities was HKD35,241,153 (US$4,529,187), which was primarily related to the proceed from Follow On Offering of shares.

Capital Expenditures

We did not incur any capital expenditures for the six months ended September 30, 2024 and 2025.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2025, cash balance of HKD121,544,270 (approximately US$15,620,850) was maintained at financial institutions in Hong Kong across 4 major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2025, two customers, who are distributors represent and sell brands of well-known manufacturers from Japan, the U.S., UK, Europe and Australia accounted for 50.9% and 49.1% of the Company’s total accounts receivable respectively.

As of September 30, 2025, two customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 11.4% and 88.2% of the Company’s total accounts receivable respectively.

For the six months ended September 30, 2024, two major customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 57.8% and 33.7% of the Company’s total revenues respectively.

For the six months ended September 30, 2025, two major customers, who are distributors representing and selling brands of well-known manufactures from Japan, the U.S., UK, Europe and Australia accounted for 87.5% and 10.0% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of March 31, 2025, two manufacturers accounted for 82.6% and 14.4% of the total balance of accounts payable respectively. These two manufacturers are related parties.

As of September 30, 2025, one manufacturer accounted for 95.4% of the total balance of accounts payable respectively. This manufacturer is related party.

For the six months ended September 30, 2024, one manufacturer accounted for 91.5% of our total purchases. The manufacturer is a related party.

For the six months ended September 30, 2025, one manufacturer accounted for 90.4% of our total purchases. The manufacturer is a related party.

Interest rate risk

Our exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits, at the end of the reporting period, we are not exposed to significant interest rate risk, as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.